Filed by: Regional Health Properties, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 13e-4(c), Rule 14d-2(b) and Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Regional Health Properties, Inc.

Commission File Number: 001-33135

EXPLANATORY NOTE

On July 15, 2022, Regional Health Properties, Inc. issued the following press release to remind holders of its common stock to vote at its reconvened Special Meeting of Shareholders on July 25, 2022.

Regional Health Properties, Inc. Reminds Common Shareholders of Upcoming Special Meeting and Encourages Common Shareholders to Vote

ISS Recommends Common Shareholders Vote in Favor of Proposals 1 and 2 Discussed Below

ATLANTA, GA, July 15, 2022 — Regional Health Properties, Inc. (NYSE American: RHE) (NYSE American: RHE-PA) (“RHE,” “we” or the “Company”) reminds its common shareholders to vote at the upcoming special meeting (the “Special Meeting”) to be held on Monday, July 25, 2022 at 10:00 a.m., Eastern Time, at Sonesta Gwinnett Place Atlanta, located at 1775 Pleasant Hill Road, Duluth, Georgia.

As previously announced, the Company commenced an offer to exchange (the “Exchange Offer”) any and all of its outstanding 10.875% Series A Cumulative Redeemable Preferred Shares (the “Series A Preferred Stock”) for newly issued shares of the Company’s 12.5% Series B Cumulative Redeemable Preferred Shares (the “Series B Preferred Stock”).

We believe the Exchange Offer and the amendments to the terms of the Series A Preferred Stock in Proposal 1 discussed below will have the following benefits for the Company and its common shareholders, as further described in the Proxy Statement/Prospectus (as it may be supplemented or amended from time to time, the “Proxy Statement/Prospectus”) filed with the U.S. Securities and Exchange Commission (the “SEC”):

•	reduce the liquidation preference of the Series A Preferred Stock;

•	better position the Company to raise equity capital for acquisition opportunities;

•	enable the Company to provide capital to underserved operators;

•	reduce the burden of accumulated and unpaid dividends on the Series A Preferred Stock and defer dividend accumulation;

•	enable the Company to preserve cash for strategic initiatives; and

•	enable the Company to repurchase, redeem or otherwise acquire the Company’s preferred stock on a reasonable timeframe.

The Board of Directors recommends that common shareholders vote FOR the following proposals:

Proposal 1:

To approve amendments to the Company’s Amended and Restated Articles of Incorporation to:

(i) amend the terms of the Series A Preferred Stock, as set forth in the Proxy Statement/Prospectus; and

(ii)  increase the authorized number of shares of the Company from 60,000,000 to 61,000,000 shares, consisting of:

(a)   55,000,000 shares of common stock (no change from the current authorized number of shares of common stock); and

(b)   6,000,000 shares of preferred stock (increased from the current authorized number of shares of preferred stock of 5,000,000 shares).

Proposal 2:	To approve the adjournment of the Special Meeting, if necessary or appropriate, for the purpose of soliciting additional votes for the approval of Proposal 1 if there are not sufficient votes cast at the Special Meeting to approve Proposal 1.

Institutional Shareholder Services (“ISS”), a leading independent proxy advisory firm, has recommended that common shareholders vote FOR the above Proposals 1 and 2.

THE BOARD OF DIRECTORS URGES YOU TO EXERCISE YOUR RIGHT TO VOTE TODAY

Morrow Sodali LLC is acting as the Information Agent in connection with the Exchange Offer and as the Proxy Solicitor in connection with the Special Meeting, and Continental Stock Transfer & Trust Company, our transfer agent, is acting as the Exchange Agent in connection with the Exchange Offer.

The complete terms and conditions of the Exchange Offer are set forth in the Proxy Statement/Prospectus and the related Letter of Transmittal (as it may be supplemented or amended from time to time, the “Letter of Transmittal”) that are filed with the SEC under cover of Schedule TO/13E-3 and were sent to holders of the existing Series A Preferred Stock and common stock, as applicable. The Proxy Statement/Prospectus and the notice of the Special Meeting were mailed to holders of record of Series A Preferred Stock and holders of record of common stock as of the close of business on February 24, 2022 beginning on or about February 28, 2022. You may obtain free copies of the Proxy Statement/Prospectus, the related Letter of Transmittal and all other documents containing important information about RHE and the Exchange Offer through the SEC’s website at www.sec.gov or by contacting the Information Agent and Proxy Solicitor, Morrow Sodali LLC, at (203) 658-9400 for banks and brokers (collect) and (800) 662-5200 for all other callers (toll free). You will not be charged for any of these documents that you request.

About Regional Health Properties

Regional Health Properties, Inc. (NYSE American: RHE) (NYSE American: RHE-PA) is the successor to AdCare Health Systems, Inc., and is a self-managed healthcare real estate investment company that invests primarily in real estate purposed for senior living and long-term healthcare through facility lease and sub-lease transactions, and operation of such real estate when required.

The Company currently owns, leases, manages for third parties, and operates, 24 facilities. The Company: (i) leased 10 skilled nursing facilities (“SNFs”) (which the Company owns); (ii) subleased eight SNFs (which the Company leases) to third-party tenants; (iii) operated one SNF, as of January 1, 2021, previously subleased (which the Company leases); (iv) leased two assisted living facilities (which the Company owns) to third-party tenants; and (v) managed, on behalf of third-party owners, two SNFs and one independent living facility.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Exchange Offer and Where to Find It

In connection with the proposed transaction, RHE filed with the SEC a registration statement on Form S-4 on June 1, 2021 (as amended on July 2, 2021, February 11, 2022 and February 22, 2022) that includes a proxy statement and that also constitutes a prospectus. The registration statement was declared effective by the SEC on February 25, 2022 at 9:00 a.m., Eastern Time. RHE filed the definitive proxy statement/prospectus (as supplemented or amended) in connection with the proposed transaction with the SEC. RHE commenced mailing the definitive proxy statement/prospectus to shareholders on or about February 28, 2022. RHE also filed with the SEC a joint statement on Schedule TO/13E-3 (as supplemented or amended, the “Schedule TO/13E-3”) for the proposed transaction. The definitive proxy statement/prospectus and the Schedule TO/13E-3 will be further supplemented or amended to reflect the changes described in this press release. RHE intends to file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the definitive proxy statement/prospectus or registration statement or any other document that RHE may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE SCHEDULE TO/13E-3, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT RHE AND THE PROPOSED TRANSACTION. Investors and security holders are able to obtain free copies of the registration statement, the Schedule TO/13E-3 and the definitive proxy statement/prospectus and all other documents containing important information about RHE and the proposed transaction, once such documents are filed with the SEC, including the definitive proxy statement/prospectus, through the website maintained by the SEC at www.sec.gov. The proxy statement/prospectus included in the registration statement and additional copies of the proxy statement/prospectus will be available for free from RHE.

Participants in the Solicitation

RHE and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of RHE, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in RHE’s proxy statement for its 2021 Annual Meeting of Shareholders, which was filed with the SEC on October 22, 2021, and RHE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on February 22, 2022. Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction by reading the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the definitive proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from RHE using the sources indicated above.

Company Contact

Brent Morrison

Chief Executive Officer and President

Regional Health Properties, Inc.

Tel (678) 368-4402

brent.morrison@regionalhealthproperties.com

Investor Relations

Brett Maas

Managing Partner

Hayden IR

Tel (646) 536-7331

brett@haydenir.com